Exhibit 1.01
Airgas, Inc.
Conflict Minerals Report for Calendar Year 2015

I.	INTRODUCTION
Airgas, Inc., together with its subsidiaries (referred to hereinafter as “Airgas,” the “Company,” “our” or “we”), is one of the leading suppliers of industrial, medical and specialty gases, and hardgoods, such as welding equipment and related products, in the United States. Airgas is a leading U.S. producer of atmospheric gases, carbon dioxide, dry ice and nitrous oxide, one of the largest U.S. suppliers of safety products, and a leading U.S. supplier of refrigerants, ammonia products and process chemicals.
On November 17, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with L’Air Liquide, S.A., a société anonyme organized under the laws of France (“Air Liquide”), and AL Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Air Liquide (“Merger Sub”). On May 23, 2016, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law, Merger Sub merged with and into the Company (the “Merger”). At the effective time of the Merger, the separate corporate existence of Merger Sub ceased, and the Company continued its existence under Delaware law as the surviving company in the Merger and an indirect wholly owned subsidiary of Air Liquide.
For purposes of this Conflict Minerals Report:

•	The “Reporting Period” is defined as the period from January 1 to December 31, 2015.

•
Airgas considered the specific products that it manufactured or contracted to be manufactured and delivered to its customers during the Reporting Period as “completed.” Therefore, in connection with this Conflict Minerals Report, the term “Completed Products” refers to the specific products that Airgas manufactured or contracted to be manufactured and delivered to its customers during the Reporting Period.

•	“Covered Country” is defined as the Democratic Republic of Congo or an adjoining country (collectively, a “Covered Country”).

•	“Necessary” and “conflict minerals” are used as those terms are defined by the Securities and Exchange Commission.

•	“OECD” refers to the Organization for Economic Co-operation and Development.

II.	REASONABLE COUNTRY OF ORIGIN INQUIRY (“RCOI”)
OECD Step 1: Establish Strong Company Management Systems
Airgas has adopted a conflict minerals policy (our “Policy on Conflict Minerals”) and related procedures focused on Airgas’ commitment to sourcing components and materials from suppliers that share its ethical values and that support compliance with the Securities and Exchange Commission’s regulations as well as Airgas’ disclosure obligations related to conflict minerals. These policies and related procedures have guided Airgas’ development of internal systems, supply chain due diligence efforts and, ultimately, Airgas’ RCOI conducted in connection with this Conflict Minerals Report.
Beginning in 2013, Airgas’ conflict minerals efforts have been designed to identify Airgas’ manufactured (or contracted to be manufactured) products, obtain transparency into its product supply chain for such products and, more generally, to achieve engagement from its suppliers concerning conflict minerals issues. Specific steps in the establishment of the Company’s internal management systems around its supply chain include the following:

•
We have adopted a Policy on Conflict Minerals, which describes the Company’s commitment regarding responsible sourcing and the standards by which our supply chain due diligence is conducted. Our Policy on Conflict Minerals is publicly available at www.airgas.com/company/corporate-responsibility.

•
We have an internal team in place to support supply chain transparency efforts that is comprised of representatives from Airgas’ operational, legal and supply chain functions, as well as external advisers with conflict minerals expertise.

•	We have evaluated the Securities and Exchange Commission’s regulations around conflict minerals and have implemented procedures to support compliance with these regulations.

•	We have maintained active membership in the Manufacturers Alliance for Productivity and Innovation (“MAPI”) to keep up-to-date on industry “best practices” for conflict minerals regulatory compliance.

•
We have engaged an external provider to assist in establishing a system of determining the sources of conflict minerals in our Completed Products, and to assist in implementing measures to strengthen our engagement with our suppliers.

OECD Step 2: Identify and Assess Risks in the Supply Chain
For purposes of Airgas’ identification and assessment of risks in its supply chain regarding conflict minerals, Airgas identified its suppliers that delivered products, materials, or supplies to the Company during the Reporting Period. After identifying the specific products completed during the Reporting Period that contained conflict minerals, the Company conducted an RCOI regarding conflict minerals that (i) Airgas identified as necessary to the functionality or the production of its manufactured (or contracted to be manufactured) products, and (ii) were subject to review during the Reporting Period. The specific goal of Airgas’ RCOI for the Reporting Period was to determine whether there was reason to believe that the conflict minerals in its relevant products may have originated in a Covered Country. In part, Airgas’ RCOI process included the following steps:

•
Conducting, in conjunction with an external provider, a survey of Airgas’ suppliers to obtain information about the presence and origin of conflict minerals contained in the products they supply to Airgas;

•	Compiling completed surveys and other supplier communications into Company-accessible databases;

•	Communicating diligently with suppliers that did not timely respond to surveys or provided incomplete surveys; and

•	Analyzing supplier responses and evaluating information in a manner designed to provide the Company with a reasonable basis for its conclusions.
Airgas believes it reasonably designed its inquiry given available resources and taking into account factors such as company size, products and relationships with suppliers, and performed this inquiry in good faith. This RCOI was not intended to establish the truth or accuracy of information provided, and supplier representations in response to the inquiries, such as the one undertaken by Airgas, may not always be reliable. Furthermore, suppliers who failed to respond to Airgas’ inquiries before the reporting date may subsequently provide information that may cause Airgas to perform additional inquiries regarding materials supplied to Airgas for future years.
For the Reporting Period, a total of 57 suppliers were identified as in-scope for the Company’s RCOI. Of the population subject to RCOI, the Company received responses from 73% of these suppliers, of which 55% of the responding suppliers (23 suppliers) indicated that one or more conflict minerals was necessary to the functionality or production of the products supplied to Airgas. There were 30 smelters or refiners (“SORs”) associated with the 23 suppliers with indications of sourcing from a Covered Country.
Based on the results of Airgas’ RCOI, Airgas determined that, with respect to the necessary conflict minerals in its Completed Products (except for the products discussed in the subsequent paragraph), Airgas has no reason to believe that its necessary conflict minerals may have originated in a Covered Country. Accordingly, due diligence for these Completed Products as prescribed by Rule 13p-1 is not required.
However, for 14 components, the Company determined that necessary conflict minerals contained in these components may have originated in a Covered Country. The Company reached these determinations after analysis of company-level, as opposed to product-specific, supplier responses. The implication of a company-level response from a supplier is that although some of a supplier’s products may contain conflict minerals sourced from a Covered Country, we are unable to determine whether any of the specific products we source from such a supplier contain conflict minerals sourced from a Covered Country. As a result of these determinations, the Company proceeded to conduct due diligence on the source and chain of custody of the necessary conflict minerals contained in these 14 components (the “Diligence Products”).

III.	DUE DILIGENCE
Due Diligence Design
The design of the Company’s due diligence program for the Diligence Products conforms to the due-diligence related steps of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”).
Due Diligence Measures Performed
OECD Step 3: Design and Implement a Strategy to Respond to Identified Risks
As stated above, the Company determined that the necessary conflict minerals contained in 14 components may have originated in a Covered Country. The Company exercised due diligence on the source and chain of custody of the conflict minerals believed to be contained in the Diligence Products, as required by Rule 13-p1.
Specifically, the Company, through its external provider and supplier inquiries, attempted to discern further details regarding the Diligence Products, including: (1) the facilities used to process the necessary conflict minerals; (2) the countries of origin of the necessary conflict minerals; and (3) the mine or location of origin of the necessary conflict minerals. The results of these efforts related to the Company’s supply chain risk management findings, which the Company deemed inconclusive, were regularly reported to our internal conflict minerals team, which includes some members of senior management.
OECD Step 4: Carry Out Independent Third-Party Audit of Smelters/Refiner’s Due Diligence Practices
The Company does not have a direct relationship with the SORs related to its Diligence Products and does not perform or direct audits of these entities within the Company’s supply chain. The Company relies on the SOR verification procedures and protocols of internationally recognized organizations including the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict-Free Smelter Program.
OECD Step 5: Report Annually on Supply Chain Due Diligence
The results of the Company’s due diligence measures with respect to the specific country of origin of its Diligence Products were inconclusive. Of the Company’s 30 SORs identified as potentially sourcing from a Covered Country, 27 of the SORs were verified as compliant with the CFSI Conflict-Free Smelter Program. The remaining three SORs, which the Company was unable to verify as compliant with the CFSI Conflict-Free Smelter Program, may process the necessary conflict minerals that may be included in the Diligence Products:

Gold

•	China Nonferrous Metal Mining Group
Tin

•	PT Pelat Timah Nusantara Tbk
Tungsten

•	Zhuzhou Cemented Carbide
Countries of origin for the conflict minerals produced by these SORs are believed to include Burundi, the Democratic Republic of Congo, Rwanda and Zambia.

Future Measures
We maintain a program to evaluate our supplier relationships that is based on the principles outlined in our Policy on Conflict Minerals and helps mitigate the risk that any necessary conflict minerals contained in the Diligence Products benefit armed groups in a Covered Country.  We are committed to continuously improving our supply chain due diligence efforts by continuing to assess the presence of conflict minerals in our supply chain, and continuing to compare RCOI results to information collected through independent conflict free smelter validation programs such as the CFSI Conflict-Free Smelter Program.
Additional Information
Additional information concerning Airgas’ conflict minerals policies, as well as a copy of the information contained in this Conflict Minerals Report, can be found under “Corporate Responsibility” on the Airgas website, www.airgas.com.

4